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[ADVANCED BIOENERGY LETTERHEAD]

September 30, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:
Advanced BioEnergy, LLC
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 12, 2005
Registration No. 333-125335

Dear Mr. Mancuso:

We are in receipt of your letter dated September 2, 2005, providing comments on our Amendment No. 1 to Registration Statement on Form SB-2 filed on August 12, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our Registration Statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a red-lined pre-effective Amendment No. 2 to Form SB-2, which tracks all the revisions made pursuant to your comments, as well as additional changes and supplements which we identify and explain at the conclusion of our letter.

Prospectus

1.    Eliminate unnecessary repetition. For example, we note on the prospectus cover that you repeat the offering price and minimum and maximum multiple times. Please see sample comment 11 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on our web site at http://www.sec.gov/interps/legal/cfs1b7a.htm.

        RESPONSE: The prospectus has been revised as suggested.

Risk Factors, page 8

2.    We reissue comment 13 from our letter dated June 24, 2005. Please revise the last paragraph of your "Risk Factors" section to remove any implication that investors will waive any rights under the federal securities laws.

        RESPONSE: The prospectus has been revised as suggested.

We have no current plan to sell the raw carbon dioxide... page 15

3.    Please expand your response to comment 17 to clarify whether emission of carbon dioxide violates current laws.

        RESPONSE: The prospectus has been revised as suggested.

Our operating agreement does not require, page 20

4.    Please expand the risk factor to explain briefly the effect of the inapplicability of section 16 of the Exchange Act. Also revise the risk factor heading to capture fully the extent of the risk described in the risk factor.

        RESPONSE: The prospectus has been revised as suggested.

Trends and uncertainties..., page 30

5.    Please ensure that your disclosure is balanced. For example, it is unclear why you have not included (1) the basis for the states' waiver requests to the extent that they address concerns regarding ethanol and (2) opposing views regarding the effectiveness of ethanol and its effects on fuel economy. Also, if there is material consumer resistance to ethanol products or impediments to implementing the E85 standard you mention, please address these issues with equal prominence as your disclosure of positive trends.

        RESPONSE: We have revised our section on trends and uncertainties and the section no longer includes reference to the States' waiver request or to views regarding effectiveness of ethanol and its effects on fuel economy. However we have revised the prospectus to disclose mutual consumer resistance to ethanol and E85 and have added a corresponding risk factor.

Liquidity and Capital Resources, page 33

6.    With a view toward disclosure, tell us the basis for your belief that you can obtain a loan near the prime rate.

        RESPONSE: The prospectus has been revised as suggested.

Description of Business, page 39,

7.
We reissue comment 22. Several captions on the graphics in the version of your prospectus filed on Edgar remain unreadable.

        RESPONSE: The prospectus has been revised as suggested.

General Ethanol Demand and Supply, page 44

8.    We note that you have provided us with the 2003 and the 2005 Annual Energy Outlook as prepared by the Energy Information Administration. With respect to the information included in your registration statement based on these reports, please tell us whether you have relied exclusively on the data in the 2005 report versus the data in the 2003 report, and if not, why not.

        RESPONSE: The sections on General Ethanol Demand and Supply have been revised and the information included in our amended Registration Statement currently relies exclusively on the data in the 2005 annual Energy Outlook as prepared by the Energy Information Administration and does not rely on the data in the 2003 Annual Energy Outlook.

Ethanol Average Prices, Page 46

9.    We reissue comment 29 which sought on-going production expense per gallon, not construction or project expenses.

        RESPONSE: Our consultants have prepared forecasted financial statements regarding our project. These projections provide that the ongoing production expense per gallon in the first year of operations is $1.08. However, if we disclose to the investor the ongoing production expense per gallon, we believe that in order for the disclosure to be complete, we would also need to disclose the estimates and assumptions upon which our projected expenses rely. In addition, in order to provide a complete disclosure to the investor, we believe that we would also need to provide the investor with projected revenue for our project. Based upon the prior experience of our legal counsel, we understand that the SEC has previously concluded that such projections of similar development-stage issuers were not allowed to be disclosed by the SEC as they were deemed too speculative and potentially misleading to the investors. As such, we do not believe that the ongoing production expense per gallon should be included in our disclosures.

Our Primary Competition, page 52

10.    We note your response to comment 33. However, your prospectus should state clearly in one location the information you have about the demand for your product in the region you can service and the existing supply serving that region.

        RESPONSE: The prospectus has been revised as suggested.

Strategic Partners, page 57

11.    It is unclear how you have addressed that part of comment 25 that sought balanced disclosure including your partners' negative experience. For example, have they ever experienced material construction delays, cost overruns, labor difficulties or plant failures?

        RESPONSE: The prospectus has been revised to provide additional disclosures regarding the history and biographical information of Fagen, Inc. and ICM, Inc. We are unaware of any negative experience associated with Fagen, Inc. or ICM, Inc. and have no knowledge regarding material construction delays, material cost overruns, material labor difficulties or plant failures. Representatives of Fagen, Inc. and ICM, Inc. have been contacted and have indicated that no such negative experience exists. Additional information, including information on projects in the industry, can be found at Fagen, Inc.'s website, www.fageninc.com, and ICM, Inc.'s website, www.icminc.com.

Fagen, Inc., page 57

12.    Please clarify the conditions under which Fagen would make an investment in your company. Also indicate what type of securities Fagen would be offered (i.e., would Fagen purchase the units currently being registered or would it receive different securities?).

        We have also deleted the reference to Fagen Inc. as a related party in the Section on Certain Relationships and Related Transactions.

        RESPONSE: The prospectus has been revised as suggested.

Construction and timetable for completion of the project, page 58

13.    Please clarify what activities take place during the two months of "commissioning."

        RESPONSE: The prospectus has been revised as suggested.

Security Ownership of Certain Beneficial Owners and Management, page 65; and Units Beneficially Owned by Directors and Officers, page 66

14.    We see the changes you have made to your table of "Security Ownership of Certain Beneficial Owners" and your table of "Units Beneficially Owned by Directors and Officers" in response to our prior comment 39, but note that the information that appears in the tables with respect to the securities beneficially owned by Messrs. Holmes and Porter seems to be contradicted by the related footnotes to that information. Please revise your footnotes to these tables so that there is no apparent contradiction.

        RESPONSE: The prospectus has been revised as suggested.

Certain Relationships and Related Transactions, page 69

15.    We reissue comment 41. Your reliance on Item 404(h)(5) of Regulation S-B is misplaced because the acquisition of securities is not an interest arising from the ownership of securities.

        RESPONSE: Item 404 of Regulation S-B requires certain transactions with related parties to be disclosed. The transactions in which our current directors initially purchased units are not required to be disclosed pursuant to Item 404 of Regulation S-B because at the time these individuals purchased units, they were not directors, officers, members, or in any other way related to our company. It was only after the purchase of the units that some of these investors became directors of our company. As such, the transactions were not with related parties and do not need to be disclosed under Item 404. However, information regarding the units owned by directors is provided in the table in Units Beneficially Owned by Directors and Officers.

        The subsequent unit distribution that occurred after the close of the seed capital offering is not required to be disclosed under Item 404(h)(5) because the interest in the additional units as a result of the distribution arises solely from ownership of the securities and the investors received no extra benefit that was not shared equally by all holders of securities of the class.

Transaction with BioEnergy Capital Consultants, LLC, page 7 D

16.    We note that BioEnergy Capital Consultants, LLC will, among other things, act as an equity consultant and assist in the planning of your equity marketing effort and in the organization of investor meetings. Please provide us with specific details of your consulting agreement with BioEnergy Capital including: (i) the specific activities that BioEnergy Capital will perform under the consulting agreement; and (ii) the form of compensation BioEnergy Capital will receive for these activities. With regard to compensation, the registration statement indicates than BioEnergy Capital has already received Advanced BioEnergy membership units in exchange for consulting services. In the event that Advanced BioEnergy's equity offering is successful, please describe any additional compensation that BioEnergy will receive for its activities in addition to the membership units already transferred. In the event that Advanced BioEnergy's equity offering is not successful, please explain whether BioEnergy Capital will retain its interest in the membership units or receive any alternative or additional compensation for its activities. Please analyze whether BioEnergy Capital's activities and compensation under the consulting agreement would require the consultant to register as a broker dealer.

        RESPONSE: Under the consulting agreement, BioEnergy Capital Consultants, LLC will assist us as a project consultant in our negotiation of contracts with various service and product providers, planning of the equity marketing effort, securing debt financing and the commencement of construction of the ethanol plant, and other responsibilities related to development of the ethanol plant. Specifically, BioEnergy Capital Consultants, LLC's services with respect to our equity marketing effort will include assisting us with preparation of written and visual equity marketing materials and training our officers and directors to conduct our equity marketing effort.

        In exchange for the above-described services, we have paid or will pay the following compensation to BioEnergy Capital Consultants, LLC:

  •
  2,500 unrestricted membership units.

  •
  42,500 restricted membership units.

  •
  $1,500.00 per week commencing at execution of the consulting agreement and continuing through the first date after our equity drive has been closed and all administrative details related thereto have been concluded.

  •
  $375.00 per day for specifically identified services to assist us in obtaining such financing commencing at closing of the equity drive and continuing through the first date after we close loan financing of the ethanol plant.

  •
  Reimbursement for all reasonable, ordinary and necessary expenses incurred in performance of its duties; however, in no case shall any such reimbursements exceed $750.00 in any single week.

The 2,500 unrestricted units were eligible to participate in our unit distribution to all unit holders equal to two membership units for every one membership unit issued and outstanding, resulting in the issuance of an additional 5,000 unrestricted units to BioEnergy Capital Consultants, LLC. BioEnergy Capital Consultants, LLC will retain its interest in these 7,500 unrestricted units regardless of whether we successfully complete our equity drive, secure senior debt financing or commence construction of the ethanol plant. However, the 42,500 restricted membership units issued to BioEnergy Capital Consultants, LLC must be returned to us without payment of consideration if construction of the ethanol plant has not commenced on or before December 31, 2007, and if we are no longer actively pursuing the ethanol plant project, or if Articles of Dissolution are filed for Advanced BioEnergy, LLC prior to beginning construction of the ethanol plant. No restrictions are placed on the 42,500 restricted membership units based on the success or failure of our equity drive. BioEnergy Capital Consultants will not receive any other additional compensation for its services if our equity offering is successful and it will not be subject to any reduction in compensation for its services if our equity offering is not successful.

Neither BioEnergy Capital Consultants, LLC, its members, managers, officers, employees, or agents are registered as broker-dealers, nor do these parties intend to register as broker-dealers because they have not been authorized and will not be selling our securities. In addition, the above-described compensation to BioEnergy Capital Consultants, LLC for its services under the consulting agreement will not vary based on the size or success of our equity offering.

17.    Please explain in greater detail John Porter's relationship to Advanced BioEnergy and BioEnergy Capital, respectively, including (i) Mr. Porter's title and the specific activities he will perform for each company, and (ii) the compensation he will receive from each company for his activities.

        RESPONSE: Mr. Porter is a principal and joint-owner of BioEnergy Capital Consultants, LLC. Mr. Porter is the primary provider of BioEnergy Capital Consultants, LLC's services under the consulting agreement. Mr. Porter receives a salary from BioEnergy Capital Consultants, LLC in exchange for consulting services rendered on its behalf and as a joint-owner, receives a pro-rata share of the profits of BioEnergy Capital Consultants, LLC.

        Mr. Porter is a member of the initial board of directors of Advanced BioEnergy, LLC. As a director, Mr. Porter is responsible for attending and participating in meetings of the board of directors and in directing the management of the business and affairs of Advanced BioEnergy, LLC. Mr. Porter receives no compensation from Advanced BioEnergy, LLC for his services as a director except for reimbursement for reasonable out-of-pocket expenses incurred in carrying out his duties as a director.

Plan of Distribution, page 70

18.    We reissue the first sentence of comment 44. Your disclosure does not explain the purpose and implications of each of the material terms of each agreement that you are asking investors to sign. As a partial list of omitted disclosure, we note:

  •
  Section E. 6 of the subscription agreement contains material representations and warranties not described in your prospectus.

  •
  It is unclear what you are accomplishing by requiring investors to acknowledge that the securities are being sold upon a federal and state registration.

  •
  You do not clarify the effect of your reliance on the assertions in a claim against you, particularly given section 14 of the Securities Act.

  •
  With respect to the promissory note, please make it clear to your investors what is meant by the term "full recourse" and that their reimbursement obligation for amounts you must spend to collect any outstanding balance may include reasonable attorneys' fees.

  •
  Please also briefly describe in every day language the meaning of the provisions contained in the last three paragraphs of the promissory note and security agreement.

        RESPONSE: The prospectus has been revised as suggested for items 1, 4 and 5 above. In response to items 2 and 3, the purpose of these representations is to receive an acknowledgement from investors that they are aware that the offering is registered only in a limited number of states and if they are not a resident of one of those states purchasing securities in the this offering may not be appropriate for such investor. In addition, we have an obligation to make sure investors have adequately reviewed the prospectus in order to determine if the investment is suitable for such investor. We are not asking them to waive any rights under the federal securities laws. We are simply seeking an acknowledgement by the investor that they recognize the risk involved in this investment and that they believe that this investment is an acceptable and suitable risk given their financial condition.

19.    We note your response to the second sentence of comment 44; however, your filing must be in the form of the prospectus that you will use, including all attachments in the location that they will appear.

        RESPONSE: The prospectus has been revised as suggested.

20.    We note your response to our prior comment 45 but you do not appear to have revised the related disclosure. As such, we reissue prior comment 45. Please tell us what other prospectus you intend to use.

        RESPONSE: The prospectus has been revised as suggested.

21.    We note your response to our prior comment 46. Please provide us with your analysis as to how the participation of the distribution participants in this offering is consistent with Exchange Act Rule 3a4-1(a)(4)(ii)(C) given the transactions described in Item 26 of Part II of your registration statement.

        RESPONSE: The directors and officers identified on page 6 of the registration statement as people who will sell on behalf of Advanced BioEnergy in this offering were not distribution participants in the transactions described in Item 26 of Part II of the registration statement. Therefore, their participation in this offering is consistent with Exchange Act Rule 3a4-1(a)(4)(ii)(C) because such directors and officers have not participated in selling an offering of securities for any issuer more than once every 12 months.

Transactions with WDB, Inc. and Bettger Brothers Partnership, page 70

22.    Disclose the consideration paid for the option and the exercise price. Also clarify the business purpose of paying for planting one crop over another, particularly on property you do not own.

        RESPONSE: The prospectus has been revised as suggested.

Subscription Procedures, page 73

23.    We note that your disclosure still indicates that if you reject an investor's subscription that you will promptly return the subscription, check and signature page "by the close of the next business day or as soon as possible thereafter." Please note that the quoted language is not consistent with Rule 10b-9 under the Securities Exchange Act of 1934 which requires the "prompt" return of subscriptions. Please revise your disclosure to be consistent with the requirement of Rule l0b-9. We also note your similar disclosure under "Escrow Procedures" on page 74 with respect to the return on amounts invested if you terminate your offering. Please revise your disclosure in that section to be consistent with the requirements of Rule 10b-9 as well.

        RESPONSE: The prospectus has been revised as suggested.

Summary of Promotional and Sales Material, page 75

24.    We reissue the portion of our prior comment 54 which asked that you tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering, and describe how those procedures are consistent with section 5.

        RESPONSE: After the effective date of our registration statement, we plan to use the Internet as a means to distribute the prospectus in compliance with Rule 134. Rule 134 provides a safe-harbor from the gun-jumping rules and allows limited public notices about an offering after filing of the registration statement. Securities Offering Reform rules allow for expanded communications about the offering. We will satisfy the prospectus delivery requirements of Section 5 by providing an active hyperlink to the prospectus in satisfaction of the requirement that the prospectus accompany or precede the communication in accordance with Rule 134.

Prior to December 1, 2005, the effective date of the Offering Reform Rules, we plan to adhere to currently accepted practices.

25.    Tell us how your use of the material you cite in response 54 for information meetings and mailings will be used consistent with section 5 of the Securities Act.

        RESPONSE: The mailing brochures will not constitute a prospectus as defined by Section 2(10). Further, all attendees of the meetings at which the PowerPoint presentations will be used will receive a final prospectus at the Commencement of the meeting (the PowerPoint will not be available on the website or electronically delivered to anyone).

26.    We note your response to our prior comment 55. Please provide us with the described materials at such time as they have been completed.

        RESPONSE: We will provide all sales materials intended to promote the sale of units at the time such materials are completed.

Membership Units, page 75

27.    Your response to comment 56 and related disclosure indicates that your units include two separable securities with different durations and rights. Please revise your fee table and the description of the securities throughout the documents accordingly. However, if in fact the securities are not separable, but instead some rights of the security holders terminate upon the occurrence of specified events, please revise your disclosure to remove the implications throughout that you are offering separable interests and clarify how subsequent investors will know which rights they are acquiring.

        RESPONSE: The prospectus has been revised to remove the implication that we are offering two securities and to clarify how investors will know the rights they are acquiring.

28.    We reissue the last sentence of comment 57. It remains unclear whether you can issue units or interests with preferred rights.

        RESPONSE: The prospectus has been revised as suggested.

Members' Meetings and Other Members' Rights, page 82

29.    Please expand your disclosure in response to comment 63 to address those material situations under the state law you cite which required a greater or lesser vote.

        RESPONSE: The prospectus has been revised as suggested.

Federal Income Tax Consequences of Owning Our Units, page 84

30.    We reissue comment 66. We note your continued use of equivocal statements like what consequences are "probable" (page 86) and "more likely than not" (page 92).

        RESPONSE: The prospectus has been revised as suggested.

Publicly Traded Partnership Rules, page 85

31.
In response to comment 67, you state that the Company is exempt from registration as a broker-dealer because it intends to operate its proposed matching service in accordance with various no-action letters issued by the SEC. See letter re: Real Goods Trading Corporation (June 24, 1996); letter re: PerfectData Corporation (Aug. 5, 1996); Flamemaster Corporation (Oct. 29, 1996); see also lever re: Portland Brewing Company (Dec. 14, 1999). In the cited no-action letters, Commission staff granted no-action relief to companies with "passive bulletin board systems" that provide information to prospective sellers and buyers of the companies' securities. No transactions would be effected by the systems themselves, and the companies would have no role in effecting transactions between participants; rather all transactions would be effected only by direct contact between the bulletin board participants. However, your disclosure indicates that "matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest." Thus, the staff of the Division of Market Regulation does not believe the Company can conduct the activity described in your registration statement in reliance on the no-action letters cited. We, therefore, reissue our prior comment 67.

        RESPONSE: We have revised the subsection entitled "Publicly Traded Partnership Rules" to clarify that while the tax rules allow for company involvement in matching interested buyers with interested sellers, we will not have any involvement in matching interested parties. If we decide to implement a matching service, we will do so in accordance with the specific guidance provided by the SEC in various No-Action letters to fall within the exemption from registration as a broker-dealer.

Additional Information, page 94

32.    We note your response to comment 69. Please clarify in your disclosure the significance of the statement to investors, particularly given your reference two sentences later to omitted information.

        RESPONSE: The prospectus has been revised as suggested.

Part II of Registration Statement

Signatures, page 11-6

33.    Please indicate below the second paragraph who is signing in the capacity as principal executive officer, principal financial officer, and principal accounting officer or controller.

        RESPONSE: The prospectus has been revised as suggested.

Exhibits

34.    We note your response to our prior comment 77; however, the versions of the agreements filed as exhibits 10.2 and 10.4 available on EDGAR via www.sec.gov, are unreadable. Please refile these agreements in a format that may be read by your investors.

        RESPONSE: These exhibits have been refiled.

Exhibit 4.2

35.    We note your revisions in response to comment 79. However, it is inappropriate to require investors to certify that they have read the prospectus or otherwise taken action which implies that they have waived rights under the federal securities laws.

        RESPONSE: We have an obligation to make sure the investors have adequately reviewed the prospectus in order to determine if the investment is suitable for such investor. We are not asking them to waive any rights under the federal securities laws. We are simply seeking an acknowledgement by the investor that they recognize the risk involved in this investment and their belief that this investment is an acceptable and suitable risk given their financial condition.

Exhibit 5.1

36.    We reissue comment 82 which sought a legal analysis, not solely a conclusion.

        RESPONSE: We are offering a single equity security in our offering. Key characteristics of debt include a fixed return on the principal amount and a fixed time within which the company repay the debt holder. Unlike a debt instrument, a limited liability company membership interest, the type of security we are offering, entitles the member to his or her share of the variable profits and losses and a right to receive distributions of the limited liability company's assets. Additionally, there is no obligation by the company to redeem the member at a pre-determined time or ever, as with a debt. Finally, the membership interests have no priority at liquidation. Instead they are paid last, after all other creditors including unsecured trade creditors. Accordingly, the offered interest is an equity interest, particularly given the member's right to elect directors and govern the company.

Exhibit 8.1

37.    We reissue our prior comment 81. Please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language "unless otherwise noted" in the fourth paragraph.

        RESPONSE: The prospectus has been revised as suggested.

Additional Changes and Updates by the Registrant

38.    We note from your response letter dated August 12, 2005 that you are receiving comments from various state agencies. If you make revisions to your disclosure based on comments received from those agencies, please inform of us such changes and the reasons for such revised disclosure.

        RESPONSE: We will inform you of any changes to our disclosures based on comments received from various state agencies and the reasons for such revised disclosures.

Additional Changes and Updates by the Registrant

        We would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 2 to our Registration Statement on Form SB-2 as follows:

        Cover Page: We have added a provision to comply with Rule 415 under the Securities Act of 1933

        Telephone Number: We have amended the prospectus to provide our toll-free telephone number.

        Phase I and Phase II Engineering Services Agreement: We have amended the prospectus in various sections to describe an additional agreement we have executed with Fagen, Inc.

        Exploring Additional Opportunities: We have amended the prospectus in various sections to disclose our exploration of the possibility of developing and building one or more additional ethanol plants and the risks associated with such opportunities.

        Unaudited Financial Statements as of June 30, 2005: We have updated our financial statements and inserted unaudited financial statements as of June 30, 2005. We have updated various provisions in our prospectus to correspond to the updated financial information.

        New Technology: We have clarified throughout the document the affect advances and changes in technology may have on our current plans and the design of the plant and our costs.

        Energy Policy Act of 2005: We have amended our prospectus and reorganized certain sections in our Description of Business to more accurately describe the Energy Policy Act of 2005 and the effects that it may have on our project. We have also added various graphics that are consistent with the passage of the Energy Policy Act of 2005.

        Trends and Uncertainties: We have updated the prospectus to provide more current information regarding the corn and natural gas markets.

        U.S. Fuel Ethanol Production Capacity: We have updated our table from the Renewable Fuels Association to include the most recent September 2005 version.

        Employees: We have updated our prospectus to provide that we now have two full-time hourly office employees.

        Amended and Restated Operating Agreement: We have included our Amended and Restated Operating Agreement effective June 30, 2005 and incorporated the amended sections by correcting our fiscal year end and the number of units our directors may now issue throughout the prospectus.

        Comment Letter from the State of Iowa: We have made various changes to the prospectus in response to comments received from the State of Iowa Securities Department. We enclose herewith and incorporate by reference a letter responding to those comments.

        Comment Letter from the State of Texas: We have made various changes to the prospectus in response to comments received from the State of Texas Securities Department. We enclose herewith and incorporate by reference a letter responding to those comments.

        Status of Review of Form SB-2 by Florida, Iowa, Kansas, Nebraska, South Dakota, Texas and

Wisconsin Securities Departments.

        Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Iowa: We have enclosed herewith responses to comments received from the State of Iowa.

        Kansas: Kansas has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Nebraska: We are waiting to receive comments from Nebraska. We will provide a copy of Nebraska's comments to you as soon as they are available.

        South Dakota: South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Texas: We have enclosed herewith responses to comments received from the State of Texas.

        Wisconsin: Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Sincerely,
/s/ Revis L. Stephenson, III
Revis L. Stephenson, III

RLS/ Enclosures

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[ADVANCED BIOENERGY LETTERHEAD]